SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7 to

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

INFINITY CROSS BORDER ACQUISITION CORPORATION

(Name of Subject Company (Issuer))

Infinity I-China Fund (Cayman), L.P.

Infinity I-China Fund (Israel), L.P.,

Infinity I-China Fund (Israel 2), L.P. and

Infinity I-China Fund (Israel 3), L.P.

(Names of Filing Persons (Offerors))

Warrants to Purchase Ordinary Shares, no par value

(Title of Class of Securities)

G4772R119

(CUSIP Number of Class of Securities)

Amir Gal-Or

c/o Infinity-C.S.V.C. Management Ltd.
3 Azrieli Center (Triangle Tower)
42nd Floor, Tel Aviv, Israel, 67023
011-972-3-607-5170

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Douglas S. Ellenoff, Esq.

Stuart Neuhauser, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas

New York, New York 10105

(212) 370-1300

(212) 370-7889 (fax)

CALCULATION OF FILING FEE
Transaction valuation*	Amount of filing fee**
$3,450,000	$444.36

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 5,750,000 Warrants to purchase ordinary shares, no par value, at the tender offer price of $0.60 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Exchange Act, equals $128.80 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $444.36	Filing Party: Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P.
Form or Registration No.: Schedule TO-I	Date Filed: January 14, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P. (collectively referred to as the “Purchasers”, “we”, “us” or “our”), hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on January 14, 2014 (together with all amendments and supplements thereto, the “Schedule TO”). The Schedule TO, as further amended by this Amendment No. 7, relates to the offer to purchase for cash up to 5,750,000 of the warrants of Infinity Cross Border Acquisition Corporation (the “Company” or “Infinity”), each to purchase one ordinary share, no par value (the “Warrants”), at a price of $0.60 per Warrant, net to the seller in cash, without interest (the “Purchase Price”) for an aggregate purchase price of up to $3,450,000. The offer is being made upon the terms and subject to certain conditions set forth in the Second Amended and Restated Offer to Purchase dated March 27, 2014 (the “Offer to Purchase”) and in the related Amended and Restated Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). The Offer expires at 11:59 p.m. New York City Time, on April 10, 2014, unless the Offer is extended.

This Amendment No. 7 to Schedule TO, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Pursuant to Rule 12b-15 under the Exchange Act, this Amendment No. 7 amends and supplements only the items to the Schedule TO that are being amended and supplemented and unaffected items and exhibits are not included herein.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented as follows:

1.	The disclosure in the risk factor titled “The AERO System has only been applied to a limited number of reservoirs, and the viability of the AERO System in a broader range of reservoirs is still uncertain” on page 19 of Annex A in the Offer to Purchase is amended and restated in its entirety as follows:

“Glori’s AERO System has only been applied in a limited number of sandstone reservoirs to date. The future success of its business depends on its ability (i) to demonstrate that the AERO System has the ability to increase oil recovery on a more widespread basis, on a larger scale and on attractive economic terms and (ii) to profitably restore and operate any oil fields it may acquire. Reservoir characteristics differ and, consequently, certain elements of Glori’s services are specifically engineered for each reservoir. As a result, Glori may not be able to achieve results in other reservoirs consistent with those it has thus far achieved in the reservoirs where the AERO System has successfully been applied. For example, as discussed in detail below, in 2010, Glori acquired a non-producing oilfield in Kansas known as the North Etzold field, which was to be used primarily as a field laboratory for the AERO System. The North Etzold field consisted of 14 shut-in wells which had been stripped of wellbore tubulars, artificial lift equipment and the associated oil and water processing and storage facilities. While the Phase 1 Recompletion (defined below) resulted in a 45% increase in the daily production rate from the impacted well after implementation of the AERO System, the Phase 2 Recompletion (defined below), which was done simultaneously with the implementation of the AERO System, did not result in oil production sufficient to cover the direct production costs. Consequently, implementation of the AERO System could yield less favorable oil production rates and overall oil recovery results than those thus far achieved where the AERO System has successfully been applied. The AERO System may not be commercially viable in marginally producing wells if the base and incremental production does not support the cost of operating such wells. Accordingly, the incremental oil associated with implementation of the AERO System will also continue only as long as oil can continue to be produced economically. Any inability to broaden Glori’s customer base and increase the commercialization of the AERO System applications effectively or to realize sufficiently favorable oil recovery results in a significant number of other reservoirs, including those Glori may acquire, will limit the commercial acceptance and viability of the AERO System, which would materially harm our business, financial condition and results of operations.”

2.	The disclosure in the risk factor titled “The AERO System is currently useable only in oil reservoirs with specific characteristics, which limits the potential market for Glori’s services” on page 21 of Annex A in the Offer to Purchase is amended and restated in its entirety as follows:

“For an oil reservoir to be suitable for the AERO System, the reservoir must be waterflooded or a candidate for waterflooding, must be composed of sandstone, must have permeability greater than 50 milli-darcies and must have a suitable water source. This limits the potential market for Glori’s services, which may negatively impact Glori’s results of operations and profitability.”

3.	The pro forma financial statements set forth on pages 166 through 176 of Annex A in the Offer to Purchase are amended and restated in their entirely as follows:

2

Infinity Cross Border Acquisition Corporation

Unaudited Condensed Combined Pro Forma Balance Sheet

Assuming No Tender of Ordinary Shares

As of December 31, 2013

(in thousands, except share and per share data)

						Glori Energy Inc.,
						and Infinity Corp.
	Glori Energy		Coke Field			Pro Forma	Combined Pro
	Inc.		Acquisition (1)	Infinity Corp.		Adjustments	Forma

ASSETS

Current assets:
Cash and cash equivalents	$20,867	(2)	$(10,595)	$2	(7)	45,996	$62,060
					(13)	(100)
					(14)	(2,610)
					(16)	6,500
					(6)	2,000
Accounts receivable, net of allowance for doubtful accounts of $80	307		-	-			307
Prepaid expenses and other current assets	71		-	3			74
Inventory	24		-	-			24
Restricted cash held in trust	-		-	45,996	(7)	(45,996)	-
Total current assets	21,269		(10,595)	46,001			62,465

Property and equipment, at cost, net of accumulated depreciation, depletion and amortization	2,810	(3)	39,953	-			42,763

Deferred offering costs	378		-	-			378

Deferred loan costs and other	162	(4)	440	-			602
Total assets	$24,619		$29,798	$46,001			$106,208

LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$534		$-	$-			$534
Deferred revenue	1,753		-	-			1,753
Accrued expenses	417		-	153			570
Deferred legal fees	-		-	100	(13)	(100)	-
Warrant liabilities	13,905	(5)	2,051	6,342	(12)	(22,298)	-
Current portion of long-term debt	3,499	(4)	450	-	(18)	4,000	7,949
Total current liabilities	20,108		2,501	6,595			10,806

Long-term liabilities:
Long-term debt, less current portion	1,771	(4)	23,550	-	(18)	(4,000)	21,321
Other long-term liabilities	449	(3)	749	-			1,198
Total long-term liabilities	2,220		24,299	-			22,519
Total liabilities	22,328		26,800	6,595			33,325

Commitments and contingencies

Temporary equity:
Infinity Corp. ordinary shares subject to possible redemption; 4,300,751 shares (at redemption value)	-		-	34,406	(8)	(34,406)	-
Glori Energy Inc. Series A cumulative convertible redeemable preferred stock, $.0001 par value, 521,852 shares authorized; 475,541 shares issued and outstanding; stated at liquidation preference	13,762		-	-	(10)	(13,762)	-
Glori Energy Inc. Series B cumulative convertible redeemable preferred stock, $.0001 par value; 2,901,052 shares authorized, issued and outstanding; stated at liquidation preference	31,900		-	-	(10)	(31,900)	-
Glori Energy Inc. Series C cumulative convertible redeemable preferred stock, $.0001 par value; 13,780,033 shares authorized; 7,296,607 shares issued and outstanding; stated at liquidation preference	29,773		-	-	(10)	(29,773)	-
Glori Energy Inc. Series C-1 cumulative convertible redeemable preferred stock, $.0001 par value; 8,836,718 shares authorized; 4,462,968 shares issued and outstanding; stated at liquidation preference	3,234		-	-	(10)	(3,234)	-
Glori Energy Inc. Series C-2 cumulative convertible redeemable preferred stock, $.0001 par value; 3,482,952 shares authorized issued and outstanding; stated at liquidation preference	-	(5)	2,998	-	(10)	(2,998)	-
Total temporary equity	78,669		2,998	34,406			-

Stockholders' equity:
Pro forma warrants	-		-	-	(12)	6,342	6,342
Pro forma combined common stock; $0.001 par value; unlimited shares authorized; 31,934,557 shares issued and outstanding (20)	-		-	-	(15)	32	32
Infinity Corp. ordinary shares, no par value; unlimited shares authorized; 2,886,749 issued and outstanding (which excludes 4,300,751 shares subject to possible redemption)	-		-	-			-
Glori Energy Inc. common stock, $.0001 par value, 100,000,000 shares authorized; 3,295,771 shares issued and outstanding	1		-	-	(17)	(1)	-
Additional paid-in capital	-			5,000	(8)	34,406	111,537
					(11)	47,706
					(12)	15,956
					(15)	(32)
					(16)	6,500
					(17)	1
					(6)	2,000
					(19)	23,483
					(19)	(23,483)
Accumulated deficit	(76,379)		-	-	(10)	81,667	(45,028)
					(11)	(47,706)
					(14)	(2,610)

Total stockholders' equity	(76,378)		-	5,000			72,883
Total liabilities, temporary equity and stockholders' equity	$24,619		$29,798	$46,001			$106,208

3

Coke Field Acquisition Balance Sheet and Transaction

(1)	Glori Energy Inc. has agreed to pay $37.204 million in cash for the Coke Field Acquisition and to incur a note payable to Petro-Hunt for $2 million which is convertible into 250,000 shares of common stock in the Business Combination upon consummation of the transaction at the option of Petro-Hunt or post-Business Combination management. Since the conversion is optional, the pro forma presentation shown above shows the Petro-Hunt note payable to remain outstanding. The Business Combination also requires Petro-Hunt to hold 250,000 shares upon consummation of the transaction through either contribution of the note in exchange for Common Stock or payment of $2 million for Common stock. If the note payable were to remain outstanding, as is shown, Petro-Hunt would be required to contribute $2 million for Common Stock also shown in the presentation above. Glori Energy Inc. obtained financing for the required cash portion of the transaction through two credit facilities, a senior secured loan facility of $18 million with 11% interest which will be funded net of a 2% origination fee of $360,000 and a subordinated $4 million credit facility with 12% interest which will be funded net of a 2% origination fee of $80,000. The $4 million subordinated loan is required to be paid off within 60 days upon consummation of the Business Combination with Infinity Corp. The cash required in the transaction was also funded by Glori Energy Inc.'s issuance of 1,842,028 C-2 preferred shares and 1,640,924 C-2 warrants. The remaining balance will be paid out of Glori Energy Inc.'s cash.

(2)	The Coke Field Acquisition cash balance of a negative $10,595 million represents Glori Energy Inc.'s cash payment required in Coke Field Acquisition. The balance is made up of the $39.204 million that Glori Energy Inc. agreed to pay in total for the Coke Field Assets less the $2 million in cash received from Petro-Hunt in the form of the convertible note payable, the $17.64 million net cash received from the $18 million note payable (the $18 million note payable is funded net of a $360,000 origination fee), the $3.92 million net cash received from the $4 million note payable (the $4 million note payable is funded net of an $80,000 origination fee) and the $5.049 million obtained through the issuance of the C-2 preferred shares and warrants.

(3)	The Coke Field Acquisition balance sheet is composed of property and equipment in the amount of $39.953 million, which represents the $39.204 million purchase price of the acquisition and $749,000 related to the asset portion of the asset retirement obligation. The Coke Field Acquisition balance sheet is also made up of another long-term liability of $749,000 which represents the liability portion of the asset retirement obligation estimate (the plugging and abandonment liability) associated with the Coke Field Assets.

(4)	The Coke Field Acquisition combined long-term and current debt balance of $24 million is comprised of the $18 million senior secured note payable, the $4 million subordinated note payable and the $2 million convertible Petro-Hunt note payable, $450,000 of which is current debt. The deferred loan costs of $440,000 represents the origination fee (expensed) portion of the debt. Both the $18 million and $4 million credit facilities were funded net of the origination fee. The $18 million note payable has a $360,000 fee and the $4 million note payable has an $80,000 fee.

(5)	The $5.049 million received for the C-2 preferred shares and warrants represents the 1,842,028 preferred shares and 1,640,924 warrants issuance which occurred in March 2014 to facilitate the financing of the Coke Field Assets. The $5.049 million cash value received was allocated, for pro forma purposes, by first assigning warrant value based on Glori's valuation as of December 31, 2013 which resulted in a $1.25 price per warrant for the C and C-1 warrants. The remaining cash value was allocated to the series C-2 preferred shares. The C-2 preferred shares and warrants are substantially equivalent to the C and C-1 preferred shares and warrants.

Glori and Infinity Pro Forma Adjustments

(6)	The $2 million pro forma adjustment is the equity amount in the Business Combination required to be held by Petro-Hunt. This portion represents 250,000 shares in the Business Combination and is Petro-Hunt's portion of the PIPE Investment (the remaining portion of the PIPE Investment is included in footnote (16)). In the pro forma presentation above it is assumed that the optional $2 million Petro-Hunt note is not contributed in exchange for equity upon consummation of the transaction, which would also satisfy Petro-Hunts equity obligation.
(7)	To record the release of Infinity Corp.'s investment held in the trust account and reclassification of $46 million to cash that becomes available for Business Combination expenses, Transaction Merger consideration and operating expenses of the combined company following the Business Combination.
(8)	To reclassify amounts classified as ordinary shares subject to possible redemption (temporary equity) to ordinary shares (permanent equity).
(9)	Intentionally omitted
(10)	The Glori Energy Inc. preferred stock (temporary equity) will be transferred into Common Stock. The related par value adjustment is made in connection with the entire Business Combination par value adjustment in pro forma adjustment (15).
(11)	The Glori Energy Inc. historical additional paid in capital is reversed out of accumulated deficit to present it separately on the pro forma Business Combination balance sheet.
(12)	The Glori Energy Inc. preferred warrants are converted to Common Stock. The Infinity Corp. Warrants remain outstanding and are reclassed to equity.
(13)	To record payment of deferred legal fees.
(14)	To record the Business Combination's total estimated merger costs of $2.61 million which include fees such as legal and accounting, consulting, valuation, administrative and other fees. The board of directors of each company considered the estimated merger costs in their evaluation of the business combination.
(15)	To record par value of all Common Stock outstanding. Par value of shares is $0.001 per share and there are 31,934,557 shares issued and outstanding.

4

(16)	To record PIPE Investment of $6.5 million for 812,500 shares (excluding Petro-Hunt's portion of the PIPE Investment of 250,000 shares which is included in the Coke Field Acquisition balance sheet column, see footnote (6)).
(17)	To reverse the par value for the Glori Energy Inc. common stock.
(18)	To reclassify the $4 million note payable to current as it becomes payable within 60 days of the consummation of the Business Combination.
(19)	To reflect the beneficial conversion feature of the Series C, C-1 and C-2 preferred stock which is shown as a return of capital upon the consummation of the Business Combination.

Pro forma common stock

(20)	Pro forma combined ordinary shares equals the sum of (i) Infinity Corp. Founders Shares of 1,437,500 (ii) 5,750,000 ordinary shares held by Infinity Corp. after the Business Combination, (iii) underwriter UPO's warrant conversion 100,000 shares, (iv) PIPE Investment shares of 812,500 (excluding Petro-Hunt’s portion of PIPE Investment) (v) PIPE Investment shares of 250,000 (Petro-Hunt portion of PIPE Investment) and (vi) Glori Energy Inc. shares of 23,584,557.

Reconciliation of minimum balance requirement

The Merger Agreement requires a $25 million minimum balance (in cash or in kind, including debt instruments). In the scenario above, the required balance is met as follows (in millions) :

PIPE Investment (Pro forma adjustment (16) above)	$6.5
PIPE Investment, Petro-Hunt portion (Included in cash and additional paid in capital on the Coke Field Acquisition balance sheet, see footnotes (2) and (6) above)	2.0
Restricted cash held in trust of approximately $46.0 million (Pro forma adjustment (7) above)	46.0
Total cash received meets minimum $25 million requirement	$54.5

5

Infinity Cross Border Acquisition Corporation

Unaudited Condensed Combined Pro Forma Balance Sheet

Assuming Maximum Tender of Ordinary Shares

As of December 31, 2013

(in thousands, except share and per share data)

						Glori Energy Inc.,
	Glori Energy		Coke Field			and Infinity Corp Pro Forma	Combined
	Inc .		Acquisition (1)	Infinity Corp.		Adjustments	Pro Forma

ASSETS
Current assets:
Cash and cash equivalents	$20,867	(2)	$(10,595)	$2	(7)	45,996	$32,560
					(9)	(38,000)
					(13)	(100)
					(14)	(2,610)
					(16)	15,000
					(6)	2,000
Accounts receivable, net of allowance for doubtful accounts of $80	307		-	-			307
Prepaid expenses and other current assets	71		-	3			74
Inventory	24		-	-			24
Restricted cash held in trust	-			45,996	(7)	(45,996)	-
Total current assets	21,269		(10,595)	46,001			32,965

Property and equipment, at cost, net of accumulated depreciation, depletion and amortization	2,810	(3)	39,953	-			42,763

Deferred offering costs	378		-	-			378

Deferred loan costs and other	162	(4)	440	-			602
Total assets	$24,619		$29,798	$46,001			$76,708

LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$534		$-	$-			$534
Deferred revenue	1,753		-	-			1,753
Accrued expenses	417		-	153			570
Deferred legal fees	-		-	100	(13)	(100)	-
Warrant liabilities	13,905	(5)	2,051	6,342	(12)	(22,298)	-
Current portion of long-term debt	3,499	(4)	450	-	(18)	(4,000)	7,949
Total current liabilities	20,108		2,501	6,595			10,806

Long-term liabilities:
Long-term debt, less current portion	1,771	(4)	23,550	-	(18)	(4,000)	21,321
Other long-term liabilities	449	(3)	749	-			1,198
Total long-term liabilities	2,220		24,299	-			22,519
Total liabilities	22,328		26,800	6,595			33,325

Commitments and contingencies

Temporary equity:
Infinity Corp. ordinary shares subject to possible redemption; 4,300,751 shares (at redemption value)	-		-	34,406	(8)	(34,406)	-
Glori Energy Inc. Series A cumulative convertible redeemable preferred stock, $.0001 par value, 521,852 shares authorized; 475,541 shares issued and outstanding; stated at liquidation preference	13,762		-	-	(10)	(13,762)	-
Glori Energy Inc. Series B cumulative convertible redeemable preferred stock, $.0001 par value; 2,901,052 shares authorized, issued and outstanding; stated at liquidation preference	31,900		-	-	(10)	(31,900)	-
Glori Energy Inc. Series C cumulative convertible redeemable preferred stock, $.0001 par value; 13,780,033 shares authorized; 7,296,607 shares issued and outstanding; stated at liquidation preference	29,773		-	-	(10)	(29,773)	-
Glori Energy Inc. Series C-1 cumulative convertible redeemable preferred stock, $.0001 par value; 8,836,718 shares authorized; 4,462,968 shares issued and outstanding; stated at liquidation preference	3,234		-	-	(10)	(3,234)	-
Glori Energy Inc. Series C-2 cumulative convertible redeemable preferred stock, $.0001 par value; 3,482,952 shares authorized issued and outstanding; stated at liquidation preference	-	(5)	2,998	-	(10)	(2,998)	-
Total temporary equity	78,669		2,998	34,406			-

Stockholders' equity:
Pro forma warrants	-		-	-	(12)	6,342	6,342
Pro forma common stock; $0.001 par value; unlimited shares authorized; 28,247,057 shares issued and outstanding (20)	-		-	-	(15)	28	28
Infinity Corp. ordinary shares, no par value; unlimited shares authorized; 2,886,749 issued and outstanding (which excludes 4,300,751 shares subject to possible redemption)	-		-	-			-
Glori Energy Inc. common stock, $.0001 par value, 100,000,000 shares authorized; 3,295,771 shares issued and outstanding	1		-	-	(17)	(1)	-
Additional paid-in capital	-			5,000	(8)	34,406	82,041
					(9)	(38,000)
					(11)	47,706
					(12)	15,956
					(16)	15,000
					(15)	(28)
					(17)	1
					(6)	2,000
					(19)	23,483
					(19)	(23,483)
Accumulated deficit	(76,379)		-	-	(10)	81,667	(45,028)
					(11)	(47,706)
					(14)	(2,610)
Total stockholders' equity	(76,378)		-	5,000			43,383
Total liabilities, temporary equity and stockholders' equity	$24,619		$29,798	$46,001			$76,708

6

Coke Field Acquisition Balance Sheet and Transaction

(1)	Glori Energy Inc. has agreed to pay $37.204 million in cash for the Coke Field Acquisition and to incur a note payable to Petro-Hunt for $2 million which is convertible into 250,000 shares of common stock in the Business Combination upon consummation of the transaction at the option of Petro-Hunt or post-Business Combination management. Since the conversion is optional, the pro forma presentation shown above shows the Petro-Hunt note payable to remain outstanding. The Business Combination also requires Petro-Hunt to hold 250,000 shares upon consummation of the transaction through either contribution of the note in exchange for Common Stock or payment of $2 million for Common stock. If the note payable were to remain outstanding, as is shown, Petro-Hunt would be required to contribute $2 million for Common Stock also shown in the presentation above. Glori Energy Inc. obtained financing for the required cash portion of the transaction through two credit facilities, a senior secured loan facility of $18 million with 11% interest which will be funded net of a 2% origination fee of $360,000 and a subordinated $4 million credit facility with 12% interest which will be funded net of a 2% origination fee of $80,000. The $4 million subordinated loan is required to be paid off within 60 days upon consummation of the Business Combination with Infinity Corp. The cash required in the transaction was also funded by Glori Energy Inc.'s issuance of 1,842,028 C-2 preferred shares and 1,640,924 C-2 warrants. The remaining balance will be paid out of Glori Energy Inc.'s cash.

(2)	The Coke Field Acquisition cash balance of a negative $10.595 million represents Glori Energy Inc.'s cash payment required in Coke Field Acquisition. The balance is made up of the $39.204 million that Glori Energy Inc. agreed to pay in total for the Coke Field Assets less the $2 million in cash received from Petro-Hunt in the form of the convertible note payable, the $17.64 million net cash received from the $18 million note payable (the $18 million note payable is funded net of a $360,000 origination fee), the $3.92 million net cash received from the $4 million note payable (the $4 million note payable is funded net of an $80,000 origination fee) and the $5.049 million obtained through the issuance of the C-2 preferred shares and warrants.

(3)	The Coke Field Acquisition balance sheet is composed of property and equipment in the amount of $39.953 million, which represents the $39.204 million purchase price of the acquisition and $749,000 related to the asset portion of the asset retirement obligation. The Coke Field Acquisition balance sheet is also made up of another long-term liability of $749,000 which represents the liability portion of the asset retirement obligation estimate (the plugging and abandonment liability) associated with the Coke Field Assets.

(4)	The Coke Field Acquisition combined long-term and current debt balance of $24 million is comprised of the $18 million senior secured note payable, the $4 million subordinated note payable and the $2 million convertible Petro-Hunt note payable, $450,000 of which is current debt. The deferred loan costs of $440,000 represents the origination fee (expensed) portion of the debt. Both the $18 million and $4 million credit facilities were funded net of the origination fee. The $18 million note payable has a $360,000 fee and the $4 million note payable has an $80,000 fee.

(5)	The $5.049 million received for the C-2 preferred shares and warrants represents the 1,842,028 preferred shares and 1,640,924 warrants issuance which occurred in March 2014 to facilitate the financing of the Coke Field Assets. The $5.049 million cash value received was allocated, for pro forma purposes, by first assigning warrant value based on Glori's valuation as of December 31, 2013 which resulted in a $1.25 price per warrant for the C and C-1 warrants. The remaining cash value was allocated to the series C-2 preferred shares. The C-2 preferred shares and warrants are substantially equivalent to the C and C-1 preferred shares and warrants.

Glori and Infinity Pro Forma Adjustments

(6)	The $2 million pro forma adjustment is the equity amount in the Business Combination required to be held by Petro-Hunt. This portion represents 250,000 shares in the Business Combination and is Petro-Hunt's portion of the PIPE Investment (the remaining portion of the PIPE Investment is included in footnote (16)). In the pro forma presentation above it is assumed that the optional $2 million Petro-Hunt note is not contributed in exchange for equity upon consummation of the transaction, which would also satisfy Petro-Hunt’s equity obligation.

(7)	To record the release of Infinity Corp's investment held in the trust account and reclassification of $46 million to cash that becomes available for Business Combination expenses, Transaction Merger consideration, redemption of public shares and operating expenses of the combined company following the Business Combination.

(8)	To reclassify amounts classified as ordinary shares subject to possible redemption (temporary equity) to ordinary shares (permanent equity).

(9)	To record the payment of $38 million for the purchase of 4,750,000 shares of Infinity Corp. at $8.00 per share for the Ordinary Shares redeemed.

(10)	The Glori Energy Inc. preferred stock (temporary equity) is transferred into Common Stock. The related par value adjustment is made in connection with the entire Business Combination par value adjustment in pro forma adjustment (15).

7

(11)	The Glori Energy Inc. historical additional paid in capital is reversed out of accumulated deficit to present it separately on the pro forma Business Combination balance sheet.

(12)	The Glori Energy Inc. preferred warrants are converted to Common Stock. The Infinity Corp. Warrants remain outstanding and are reclassed to equity.

(13)	To record payment of deferred legal fees.

(14)	To record the Business Combination's total estimated merger costs of $2.61 million which include fees such as legal and accounting, consulting, valuation, administrative and other fees. The board of directors of each company considered the estimated merger costs in their evaluation of the business combination.

(15)	To record par value of all Common Stock outstanding. Par value of shares is $0.001 per share and there are 28,247,057 shares issued and outstanding.

(16)	To record PIPE Investment of $15 million for 1,875,000 shares (Petro-Hunt's portion of the PIPE Investment of 250,000 shares is included in the Coke Field Acquisition balance sheet column, see footnote (6)).

(17)	To reverse the par value for the Glori Energy Inc. common stock.

(18)	To reclassify the $4 million note payable to current as it becomes payable within 60 days of the consummation of the Business Combination.

(19)	To reflect the beneficial conversion feature of the Series C, C-1 and C-2 preferred stock which is shown as a return of capital upon the consummation of the Business Combination.

Pro forma common stock

(20)	Pro forma combined ordinary shares equals the sum of (i) Infinity Corp. founders shares of 1,437,500, (ii) 1,000,000 ordinary shares held by Infinity Corp. after the Business Combination (5,750,000 ordinary shares issued to Infinity Corp. less ordinary shares redeemed 4,750,000), (iii) underwriter UPO's warrant conversion 100,000 shares, (iv) PIPE Investment shares of 1,875,000 (v) PIPE Investment shares of 250,000 (Petro-Hunt portion of the PIPE investment) and (vi) Glori Energy Inc. shares of 23,584,557.

Reconciliation of minimum balance requirement

The Merger Agreement requires a $25 million minimum balance (in cash or in kind, including debt instruments). In the scenario above, the required balance is met as follows (in millions) :

PIPE Investment (Pro forma adjustment (16) above)	$15.0
PIPE Investment, Petro-Hunt portion (Included in cash and additional paid in capital on the Coke Field Acquisition Balance Sheet, see footnotes (2) and (6) above)	2.0
Restricted cash held in trust of approximately $46.0 million (Pro forma adjustment (7) above) less $38.0 million through shares tendered (Pro forma adjustment (9) above)	8.0
Total cash received meets minimum $25 million requirement	$25.0

8

Infinity Cross Border Acquisition Corporation

Unaudited Condensed Combined Pro Forma Statements of Operations

For the Year Ended March 31, 2013

(in thousands, except share and per share data)

	Glori					Glori Energy
	Energy	Coke Field		Coke Field		Inc. and		Pro Forma
	Inc. Year	Acquisition	Infinity Corp.	Acquisition Pro		Infinity Corp.		Combined
	Ended	Year Ended	Year Ended	Forma		Pro Forma		Financials Year
	December 31,	December 31,	March 31,	Adjustments		Adjustments		Ended March
	2012	2012	2013	(1)		(1)		31, 2013

Revenues:
Oil and gas revenue	$463	$15,962	$-					$16,425
Service revenue	1,718	-	-					1,718
Total revenues	2,181	15,962	-					18,143

Operating expenses:
Oil and gas operations	1,786	8,661	-					10,447
Service operations	2,115	-	-					2,115
Science and technology	1,459	-	-					1,459
Write-off of deferred offering costs	1,492	-	-					1,492
Selling, general and administrative	3,411	-	294					3,705
Depreciation, depletion and amortization	560	-	- (4)	72				4,420
			(5)	3,788
Total operating expenses	10,823	8,661	294					23,638

(Loss) income from operations	(8,642)	7,301	(294)					(5,495)

Other (expense) income:
Loss on change in fair value of derivative liabilities	(2,317)	-	-		(2)	2,317		-
Loss on change in fair value of warrant liabilities	(506)	-	(106)		(3)	612		-
Interest expense	(480)	-	- (6)	(2,681)				(3,161)
Increase in fair value of trust fund	-	-	14					14
Gain on disposal of property and equipment and other	5	-	-					5
Total other expense, net	(3,298)	-	(92)					(3,142)

Net (loss) income before taxes on income	(11,940)	7,301	(386)					(8,637)

Taxes on income	-	-	-					-

Net (loss) income	$(11,940)	$7,301	$(386)				(9)	$(8,637)

								No Tender	Maximum Tender
Net loss attributable to ordinary shares not subject to possible redemption			$(.16)					$(.27)	$(.31)

Weighted average shares outstanding:
Basic			2,365,902					31,934,557 (7)	28,247,057	(8)
Diluted			2,365,902					31,934,557 (7)	28,247,057	(8)

9

(1)	The year ended pro forma statements of operations only reflect adjustments that would have occurred assuming the Business Combination was consummated as of the beginning of the fiscal year for each entity (Jan. 1, 2012 for Glori Energy Inc. and Coke Field Acquisition and April 1, 2012 for Infinity Corp.).
(2)	To remove Glori Energy Inc.'s loss on change in fair value of derivative liabilities. The Glori Energy Inc. derivatives were created by a redemption feature of the preferred stock. The Glori Energy Inc. derivatives do not exist in the Business Combination since the warrant holders, preferred stock holders and common stock holders exchanged all such Glori Energy Inc. interests for common stock in the business combination.
(3)	To remove Glori Energy Inc. and Infinity Corp.'s loss on change in fair value of warrant liabilities. The Glori Energy Inc. warrants do not exist in the Business Combination as the warrant holders, preferred stock holders and common stock holders exchanged all such Glori Energy Inc. interests for common stock in the Business Combination. The Infinity Corp. Warrants remain outstanding and the presentation is changed to equity with no resulting change in fair value.
(4)	To record the accretion of discount on the asset retirement obligation associated with the Coke Field Acquisition.
(5)	To record depletion on the Coke Field Acquisition. Depletion is based on the Coke Field Acquisition production for the year ended December 31, 2012 and Glori Energy Inc. internal reserves estimates on the Coke Field performed by Glori Energy Inc. petroleum engineers.
(6)	To record interest on the 6% interest rate $2 million note payable to Petro-Hunt, the 11% interest rate $18 million note payable secured by the Coke Field Assets and the $400,000 pre-payment penalty (10%) and $80,000 expense for deferred loan costs on the $4 million subordinated debt required to be paid within 60 days of the Business Combination consummation.
(7)	Basic and Diluted Weighted average shares outstanding were calculated as follows:

Ordinary shares issued to Infinity Corp. founder shareholders	1,437,500
Ordinary shares issued to Infinity Corp. shareholders	5,750,000
Ordinary shares issued underwriter for UPO warrant conversion	100,000
Ordinary shares issued for PIPE Investment (excluding Petro-Hunt’s portion of PIPE Investment)	812,500
Ordinary shares issued for PIPE Investment (Petro-Hunt portion of PIPE Investment)	250,000
Ordinary shares issued to Glori Energy Inc. shareholders	23,584,557
31,934,557

The combined pro forma diluted EPS excludes 5,750,000 Public Warrants and 4,820,000 Insider Warrants from diluted EPS as the impact would be anti-dilutive.

(8)	Basic and Diluted Weighted average shares outstanding were calculated as follows:

Ordinary shares issued to Infinity Corp. founder shareholders	1,437,500
Ordinary shares issued to Infinity Corp. shareholders	5,750,000
Less: Ordinary shares redeemed	(4,750,000)
Ordinary shares issued underwriter for UPO warrant conversion	100,000
Ordinary shares issued for PIPE Investment (excluding Petro-Hunt’s portion of PIPE Investment)	1,875,000
Ordinary shares issued for PIPE Investment (Petro-Hunt portion of PIPE Investment)	250,000
Ordinary shares issued to Glori Energy Inc. shareholders	23,584,557
28,247,057

The combined pro forma diluted EPS excludes 5,750,000 Public Warrants and 4,820,000 Insider Warrants from diluted EPS as the impact would be anti-dilutive.

(9)	The pro forma net income does not reflect any impact that will arise from the beneficial conversion feature of the Series C, C-1 and C-2 preferred shares as the impact occurs in conjunction with the Business Combination and is treated as a return of capital. See the pro forma balance sheet for further detail.

10

Infinity Cross Border Acquisition Corporation

Unaudited Condensed Combined Pro Forma Statements of Operations

For the Nine Months December 31, 2013

(in thousands, except share and per share data)

	Glori
	Energy
	Inc. Nine	Coke Field				Glori Energy
	Months	Acquisition		Coke Field		Inc. and		Pro Forma
	Ended	Nine	Infinity Corp.	Acquisition		Infinity		Combined
	December	Months Ended	Nine Months	Pro		Corp.		Financials Nine
	31,	December 31,	Ended	Forma		Pro Forma		Months Ended
	2013	2013	December 31,	Adjustments		Adjustments		December 31,
	(9)	(9)	2013	(1)		(1)		2013

Revenues:
Oil and gas revenues	$469	$12,578	$-					$13,047
Service revenues	2,026	-	-					2,026
Total revenues	2,495	12,578	-					15,073

Operating expenses:
Oil and gas operations	1,653	7,598	-					9,251
Service operations	1,710	-	-					1,710
Science and technology	1,315	-	-					1,315
Write-off of deferred offering costs	126							126
Impairment of oil and gas property	2,190							2,190
Selling, general and administrative	3,212	-	415					3,627
Depreciation, depletion and amortization	433	-	- (3)	60				3,516
			(4)	3,023
Total operating expenses	10,639	7,598	415					21,735

(Loss) income from operations	(8,144)	4,980	(415)					(6,662)

Other income (expense):
Gain (loss) on change in fair value of warrant liabilities	592	-	(317)		(2)	(275)		-
Interest expense	(694)	-	- (5)	(2,136)				(2,830)
Decrease in fair value of trust fund	-	-	(18)					(18)
Loss on disposal of property and equipment and other	(55)	-	-					(55)
Total other expense, net	(157)	-	(335)					(2,903)

Net (loss) income before taxes on income	(8,301)	4,980	(750)					(9,565)

Taxes on income	-	-	-					-

Net (loss) income	$(8,301)	$4,980	$(750)				(8)	$(9,565)

								No Tender	Maximum Tender
Net loss attributable to ordinary shares not subject to possible redemption			$(.26)					$(.30)	$(.34)

Weighted average shares outstanding:
Basic			2,845,144					31,934,557 (6)	28,247,057	(7)
Diluted			2,845,144					31,934,557 (6)	28,247,057	(7)

11

(1)	The nine months ended pro forma statements of operations only reflect adjustments that would have occurred assuming the Business Combination was consummated as of the beginning of the nine month period (April 1, 2013).
(2)	To remove Glori Energy Inc.'s gain on change in fair value of warrant liabilities and Infinity Corp.'s loss on change in fair value of warrant liabilities. The Glori Energy Inc. warrants do not exist in the Business Combination as the warrant holders, preferred stock holders and common stock holders exchanged all such Glori Energy Inc. interests for common stock in the Business Combination. The Infinity Corp. Warrants remain outstanding and the presentation is changed to equity with no resulting change in fair value.
(3)	To record the accretion of discount on the asset retirement obligation associated with the Coke Field Acquisition.
(4)	To record depletion on the Coke Field Acquisition. Depletion is based on the Coke Field Acquisition production for the nine months ended December 31, 2013 and Glori Energy Inc. internal reserves estimates on the Coke Field performed by Glori Energy Inc. petroleum engineers.
(5)	To record interest on the 6% interest rate $2 million note payable to Petro-Hunt, the 11% interest rate $18 million note payable secured by the Coke Field Assets and the $400,000 pre-payment penalty (10%) and $80,000 expense of deferred loan costs on the $4 million subordinated debt required to be paid within 60 days of the Business Combination consummation.

(6)	Basic and Diluted Weighted average shares outstanding were calculated as follows:

Ordinary shares issued to Infinity Corp. founder shareholders	1,437,500
Ordinary shares issued to Infinity Corp. shareholders	5,750,000
Ordinary shares issued underwriter for UPO warrant conversion	100,000
Ordinary shares issued for PIPE Investment (excluding Petro-Hunt PIPE Investment)	812,500
Ordinary shares issued for PIPE Investment (Petro-Hunt portion of PIPE investment)	250,000
Ordinary shares issued to Glori Energy Inc. shareholders	23,584,557
31,934,557

The combined pro forma diluted EPS 5,750,000 Public Warrants and 4,820,000 Insider Warrants from diluted EPS as the impact would be anti-dilutive.

(7)	Basic and Diluted Weighted average shares outstanding were calculated as follows:

Ordinary shares issued to Infinity Corp. founder shareholders	1,437,500
Ordinary shares issued to Infinity Corp. shareholders	5,750,000
Less: Ordinary shares redeemed	(4,750,000)
Ordinary shares issued underwriter for UPO warrant conversion	100,000
Ordinary shares issued for PIPE Investment (excluding Petro-Hunt PIPE Investment)	1,875,000
Ordinary shares issued for PIPE Investment (Petro-Hunt portion of PIPE investment)	250,000
Ordinary shares issued to Glori Energy Inc. shareholders	23,584,557
28,247,057

The combined pro forma diluted EPS excludes 5,750,000 Public Warrants and 4,820,000 Insider Warrants from diluted EPS as the impact would be anti-dilutive.

(8)	The pro forma net income does not reflect any impact that will arise from the beneficial conversion feature of the Series C, C-1 and C-2 preferred shares as the impact occurs in conjunction with the Business Combination and is treated as a return of capital. See the pro forma balance sheet for further detail.
(9)	The below tables show the three month ended March 31, 2013 and year ended December 31, 2013 operating results for Glori Energy Inc. and the revenues and direct operating results for the Coke Field Acquisition. This information was used to compute the nine months ended December 31, 2013 operating results for Glori Energy Inc. and the nine months ended December 31, 2013 revenues and direct operating expenses for the Coke Field Acquisition shown in the first two columns in table above which conforms to the reporting period used by Infinity Corp. and in the pro forma combined financial statements.

12

	Glori Energy	Glori Energy	Glori Energy
	Inc. Year	Inc.	Inc. Nine
	Ended	Three Months	Months Ended
	December 31,	Ended March 31,	December 31,
	2013	2013	2013*
Revenues:
Oil revenues	$576	$107	$469
Service revenues	2,643	617	2,026
Total revenues	3,219	724	2,495

Operating expenses:
Oil operations	2,230	577	1,653
Service operations	2,281	571	1,710
Science and technology	1,682	367	1,315
Write-off of deferred offering costs	126	-	126
Impairment of oil and gas property	2,190		2,190
Selling, general and administrative	4,279	1,067	3,212
Depreciation, depletion and amortization	603	170	433
Total operating expenses	13,391	2,752	10,639

Loss from operations	(10,172)	(2,028)	(8,144)

Other income (expense):
Gain on change in fair value of warrant liabilities	592	-	592
Interest expense	(959)	(265)	(694)
Loss on disposal of property and equipment and other	(70)	(15)	(55)
Total other expense	(437)	(280)	(157)
Net loss before taxes on income	(10,609)	(2,308)	(8,301)

Taxes on income	-	-	-

Net loss	$(10,609)	$(2,308)	$(8,301)

*The Glori Energy Inc. nine months ended December 31, 2013 operating results were calculated by subtracting the three months operating results from the year ended December 31, 2013 operating results shown above.

	Coke Field		Coke Field
	Acquisition Year	Coke Field	Acquisition Nine
	Ended	Acquisition Three	Months Ended
	December 31,	Months Ended	December 31,
	2013	March 31, 2013	2013*

Revenues	$16,162	$3,584	$12,578
Direct operating expenses	8,568	1,556	7,012
Severance tax	753	167	586
Revenue in excess of direct operating expenses	$6,841	$1,861	$4,980

*The Coke Field Acquisition nine months ended December 31, 2013 operating results were calculated by subtracting the three months operating results from the year ended December 31, 2013 operating results shown above.

13

4.	The paragraph under the subheading “The Business Combination - C-2 Preferred Issuance” set forth on page 53 of Annex A in the Offer to Purchase is amended and restated in its entirety as follows:

“In order to finance the Coke Field Acquisition, on March 13, 2014, Glori entered into the Series C-2 Stock and Warrant Purchase Agreement with certain of its existing shareholders, as more fully described below. Glori sold approximately 1.84 million shares of its series C-2 preferred stock to these purchasers, for proceeds of approximately $5.0 million. In connection with this issuance of Glori’s series C-2 preferred stock, the merger consideration payable to Glori stockholders under the Merger Agreement was increased by 631,125 shares of Common Stock, as reflected in the Second Merger Agreement Amendment, calculated using a value for the Common Stock of $8.00 per share. Glori’s series C-2 preferred stock has substantially the same rights as Glori’s series C and C-1 preferred stock, which are entitled to distributions of Common Stock at closing as if each share of series C, C-1 and C-2 preferred stock had converted to approximately two shares of Glori common stock before the calculation of the distribution of the merger consideration among Glori stockholders pursuant to the Merger Agreement. However, the series C-2 preferred stock has a senior preference upon liquidation of Glori, and, as discussed above, pursuant to the Registration Rights Agreement and Lock-Up Agreement the shares of Common Stock to be received by holders of Glori’s series C-2 preferred stock will not be subject to lock-up and will have the right to be registered immediately following the consummation of the Business Combination.”

5.	The second paragraph under the subheading “Glori Business - Glori Technology Services” on page 121 of Annex A in the offer to purchase amended and restated in its entirety as follows:

“Glori believes its AERO System increases the oil production rate and the ultimate quantity of oil recovered over the life of the oil field, and extends the life of the field by integrating sophisticated biotechnology with traditional oil production techniques. Glori believes that other enhanced oil recovery techniques, such as the injection of gas, steam or chemicals into the reservoir, introduce new environmental risks and are more expensive. Glori’s initial results on commercial field deployment indicate that the AERO System may recover up to 20% of the oil that remains trapped in a reservoir after the application of conventional oil recovery operations, and may improve total production rates by 60% to 100%. These initial results on commercial field deployment were set forth in a paper Glori published with Merit Energy Company and Statoil and presented at a July 2011 Society of Petroleum Engineers conference. However, the true swept area between these two wells is unknown, and further work is required to resolve the improvement to sweep efficiency and corresponding incremental benefit. Further work & extension of the pilot is planned.”

6.	The disclosure under the subheading “Glori Business – Glori Properties - The Etzold Field Acquisition” on page 128 of Annex A in the Offer to Purchase is amended and restated in its entirety as follows:

“In the fourth quarter of 2010, Glori acquired the North Etzold field, a non-producing oilfield in Seward County, Kansas. North Etzold is part of the Shuck Field and produces from the Chester sandstone. Reservoir properties are around 12 – 14% porosity and 40 – 70 milli-darcies permeability. Historical cumulative production for North Etzold was 1,283,343 barrels of oil at the time Glori started the redevelopment in 2011. The North Etzold field consisted of 14 shut-in wells which had been stripped of wellbore tubulars, artificial lift equipment and the associated oil and water processing and storage facilities. In the first quarter of 2011, Glori recompleted some of these wells and commenced injection into two wells and producing from two wells (the “Phase 1 Recompletion”). The Phase 1 Recompletion included approximately $501,000 for AERO System implementation. Based on production data measured at the primary production well, after the implementation of the AERO System the daily production rate from the impacted well increased by 45% from the average measured for the three months prior to the AERO System implementation. As secondary production proceeds, the oil reservoir gradually depletes and the daily production rate decreases until production is no longer economical. Accordingly, the incremental oil associated with implementation of the AERO system will also continue only as long as oil can continue to be produced economically. This oil field has served as a controlled environment to implement revisions in technology and surface systems to accelerate development and adoption of Glori’s AERO System technology.

Based upon the favorable results of the Phase 1 Recompletion, Glori recompleted other producing wells within North Etzold as part of the second redevelopment of the North Etzold field (the “Phase 2 Recompletion”). Unlike the Phase 1 Recompletion, which was completed prior to implementation of the AERO System, the Phase 2 Recompletion included AERO System implementation as part of the overall recompletion. Because the Phase 2 Recompletion benefited from costs incurred in implementing the AERO System in the Phase I Recompletion, including a source water well and hardware, Glori estimates that the cost of the AERO System implementation for the Phase 2 Recompletion was approximately $5,000, which related primarily to plumbing modifications. The North Etzold field was operated for approximately one year and averaged net daily oil production of approximately 4 barrels. The revenue obtained from this production did not cover the direct production costs and, therefore, the response from the Phase 2 Recompletion was not commercially viable. As a result, no further redevelopment of the North Etzold field was undertaken. In total, approximately 3,256 incremental barrels of oil were recovered from the North Etzold field after implementation of the AERO System, with associated costs totaling approximately $506,000.

In September 2012, Glori acquired the contiguous South Etzold field, consisting of four shut-in wells in similar condition to the North Etzold field acquisition (collectively these fields are referred to as “Etzold”). Glori maintains a 100% working interest in the Etzold field, which is comprised of approximately 760 surface acres. Based on the results of the Phase 2 Recompletion, redevelopment on the South Etzold field never commenced.

Management periodically assesses the carrying value of the Etzold field compared to its estimated fair value, and in the fourth quarter of 2013, based upon the unfavorable response to the Phase 2 Recompletion effort in the North Etzold field, determined that the historical carrying value of this asset significantly exceeded its fair value as of December 31, 2013, and accordingly, determined that a charge of $2.2 million to reduce the carrying value was appropriate. The revision in the carrying value results from the removal of behind the pipe, proved developed producing reserves previously considered commercially viable and now reserve estimates are based entirely on the Phase 1 Recompletion of the North Etzold field.

14

Collarini Associates, one of Glori’s independent petroleum engineering firms, has estimated that as of January 1, 2014, proved reserves net to Glori’s interest in its property was approximately 18 MBoe, all of which were classified as PDP. The proved reserves are generally characterized as long-lived, with predictable production profiles. The technical person primarily responsible for preparing the relevant reserve report is Mr. Mitchell C. Reece. Mr. Reece attended Texas A&M University and graduated in 1979 with a Bachelor of Science Degree in Petroleum Engineering. Mr. Reece is a Registered Professional Engineer in the State of Texas, United States of America, and has in excess of 30 years’ experience in petroleum engineering studies and evaluation.”

7.	The first paragraph under the subheading “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Glori - Year ended December 31, 2012 and 2013” on page 145 of Annex A in the Offer to Purchase is amended and restated in its entirety as follows:

“Revenue. Revenue increased by $1,038,000, or 48%, to $3,219,000 for the year ended December 31, 2013, from $2,181,000 for the year ended December 31, 2012. The increase was primarily attributable to an increase in field injection services of $1,506,000 and an increase in oil sales of $113,000. The increases were partially offset by a decrease of $574,000 in Analysis Phase work. The $1,506,000 field injection services increase is primarily due to an increase in revenues from AERO field injection services of $925,000 in Texas as a result of two additional projects during 2013 and the commencement of a project in late 2012 whereby the majority of revenues were recognized in 2013, and $728,000 in Canada as a result of three additional projects during 2013, offset by a decline of $250,000 in Montana, due to the conclusion of a project in 2012. The $574,000 decline in Analysis Phase work was primarily due to the decrease in lab analysis performed on Canadian projects as these projects moved on to the Field Deployment Phase in 2013. The increase in oil sales was due to an increase in production in 2013.”

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(1)(H)	Amended and Restated Letter of Transmittal To Tender Warrants.
(a)(1)(I)	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(J)	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
15

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2014

Infinity I-China Fund (Cayman), L.P.

By:	/s/ Amir Gal-Or
Name: Amir Gal-Or
Title: Managing Partner

Infinity I-China Fund (Israel), L.P.

By:	/s/ Amir Gal-Or
Name: Amir Gal-Or
Title: Managing Partner

Infinity I-China Fund (Israel 2), L.P.

By:	/s/ Amir Gal-Or
Name: Amir Gal-Or
Title: Managing Partner

Infinity I-China Fund (Israel 3), L.P.

By:	/s/ Amir Gal-Or
Name: Amir Gal-Or
Title: Managing Partner

16

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Purchase dated January 14, 2014.
(a)(1)(B)*	Letter of Transmittal To Tender Warrants.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(F)*	Amended and Restated Offer to Purchase dated February 28, 2014.
(a)(1)(G)*	Second Amended and Restated Offer to Purchase dated March 27, 2014.
(a)(1)(H)**	Amended and Restated Letter of Transmittal To Tender Warrants.
(a)(1)(I)**	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(J)**	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)	Investor Presentation dated January 2014 (incorporated by reference to Exhibit 15.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(a)(5)(B)	Press Release, dated January 8, 2014 (incorporated by reference to Exhibit 15.2 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(a)(5)(C)*	Press Release, dated February 3, 2014.
(a)(5)(D)*	Press Release, dated February 6, 2014.
(a)(5)(E)*	Press Release, dated March 11, 2014.
(a)(5)(F)*	Press Release, dated March 17, 2014 (incorporated by reference to Exhibit 15.2 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on March 21, 2014).
(a)(5)(G)*	Revised Investor Presentation dated March 2014 (incorporated by reference to Exhibit 15.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on March 21, 2014).
(a)(5)(H)*	Press Release, dated March 24, 2014.
(a)(5)(I)*	Press Release, dated March 25, 2014.
(d)(1)	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(2)	Warrant Agreement, dated July 19, 2012, by and between Infinity Cross Border Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on July 25, 2012).
(d)(3)	Merger and Share Exchange Agreement, dated January 8, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(4)	Form of Amendment No. 1 to Warrant Agreement between Infinity Cross Border Acquisition Corporation and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.7 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on January 9, 2014).
(d)(5)*	First Amendment to the Merger and Share Exchange Agreement, dated February 20, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc.
(d)(6)*	Second Amendment to the Merger and Share Exchange Agreement, dated March 19, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc. (incorporated by reference to Exhibit 4.1 to the Form 6-K filed by Infinity Cross Border Acquisition Corporation on March 21, 2014).
(g)	Not applicable.
(h)	Not applicable.

* Previously filed.

**Filed herewith.

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